Exhibit 99.1

Molecular Data Inc. Announces First Half 2020 Management Financial Results

SHANGHAI, December 31, 2020 – Molecular Data Inc. (“Molecular Data” or the “Company”) (Nasdaq: MKD), a leading technology-driven platform in China’s chemical industry, today announced its management financial results for the six months ended June 30, 2020.

First Half 2020 Financial Highlights

•	Net revenues in the first half of 2020 were RMB4,438.2 million (US$628.2 million), a 13.3% decrease from RMB5,120.5 million in the same period of 2019.

•	Gross profit in the first half of 2020 was RMB4.6 million (US$0.7 million), an 86.3% decrease from RMB 33.6 million in the same period of 2019.

•	Net loss in the first half of 2020 was RMB104.9 million (US$14.8million), compared with RMB103.7 million in the same period of 2019.

Management Comments

“In the first half of 2020, the entire chemical industry’s capacity and efficiency was hampered due to the Covid-19 pandemic, which significantly impacted our overall business,” said Dr. Dongliang Chang, Founder of the Company and Chairman of the Board of Directors “However, we have progressively adapted our operations to a ‘new normal’ post pandemic and are working closely with all our partners and clients. Going forward, we are working on new growth strategies to leverage and benefit from the government’s recent policies and efforts to develop Industrial Internet and New Infrastructure, which are among the core pillars in the upcoming ‘14th Five-year Plan.’

“Recently Molecular Data was awarded ‘Best Project in China ESG Practice for Social,’ in recognition of its exemplary work in one of the three central factors in ascertaining the sustainability and societal impact of a business investment. Molecular Data has been also included in the 2020 China ESG White Papers. Looking ahead, we will continue to promote an efficient, sustainable and high-quality development of the chemical industry and remain focused on providing value to all stakeholders in the chemical space,” Dr. Chang added.

First Half 2020 Financial Results

Net Revenues

Net revenues were RMB4,438.2 million (US$628.2 million), a 13.3% decrease from RMB5,120.5 million in the same period of 2019. The decrease was primarily attributable to the impact of Covid-19 on the Company’s business.

Cost of Revenues

Cost of revenues was RMB4,433.6 million (US$627.5 million), a 12.8% decrease from RMB5,086.9 million in the same period of 2019. This change was primarily due to the decrease in net revenues.

Gross Profit and Gross Margin

Gross profit was RMB4.6 million (US$0.7 million), an 86.3% decrease from RMB33.6 million in the same period of 2019. Gross margin decreased to 0.10%, compared with 0.66% in the same period of 2019, The decrease in gross margin was primarily due to the decrease of high margin business

Operating Expenses

Total operating expenses were RMB105.9 million (US$15.0 million), a 21.9% decrease from RMB135.6 million in the same period of 2019. The decrease was primarily due to the reduction of personnel expenses and cost control measures by the Company.

•	Sales and marketing expenses were RMB48.0 million (US$6.8 million), an 8.9% decrease from RMB52.6 million in the same period of 2019, which was primarily due to decreased personnel expenses.

•	General and administrative expenses were RMB36.4 million (US$5.1 million), a 42.5% decrease from RMB63.3 million in the same period of 2019, which was primarily due to decreased personnel expenses and cost control measures carried out by the Company.

•	Research and development expenses were RMB21.5 million (US$3.0 million), a 9.4% increase from RMB19.7 million in the same period of 2019.

Operating Loss

Operating loss was RMB101.3 million (US$14.3 million), compared with RMB102.0 million in the same period of 2019.

Net Loss

Net loss was RMB104.9 million (US$14.9 million), compared with RMB103.7 million in the same period of 2019.

Certain Balance Sheet Item

As of June 30, 2020, the Company had cash, cash equivalents and restricted cash of RMB68.4 million (US$9.7 million), compared with RMB57.7 million as of December 31, 2019.

About Molecular Data Inc.

Molecular Data Inc. is a leading technology-driven platform in China’s chemical industry, connecting participants along the chemical value chain through integrated solutions. The Company delivers e-commerce solutions, financial solutions, warehousing and logistics solutions, and SaaS suite that are intended to solve pain points for participants in the traditional chemical industry. Built upon a comprehensive knowledge engine and artificial intelligence (AI) capabilities, the Company’s e-commerce solutions are mainly offered through its online platform, consisting of molbase.com, molbase.cn, Moku Data WeChat account, Chemical Community APP and other ancillary platforms.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the rate in effect as of June 30, 2020 published by the Federal Reserve Board.

Safe Harbor Statement

The Company’s interim financial statements (“interim statements”) are prepared and presented in accordance with U.S. GAAP. However, the interim statements have not been audited or reviewed by the Company’s auditor. The interim statements may be adjusted in connection with the audit of the consolidated financial statements for the year ended December 31, 2020. In addition, accounting estimates and assumptions made in preparing the consolidated financial statements as of December 31, 2020 may differ from that used in the interim statements due to the differences in reporting periods and changes in the Company’s financial conditions during those periods. As a result, the Company cannot assure you that its consolidated financial statements as of December 31, 2020 will not contain significant differences, adjustments or discrepancies from the interim statements.

In addition to historical information, this announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the education market; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the potential impact of the Covid-19 to the Company’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this earnings results and in the attachments is as of the date of the earnings results and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Molecular Data Inc.

Eva Ma

Tel: +86-21-6495-6998*8130

E-mail: investor@molbase.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: molbase@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: molbase@tpg-ir.com

Balance Sheet

	As of December 31, 2019	As of June 30, 2020
	(RMB’000)	(RMB’000) unaudited	(USD’000)
Assets
Current assets:
Cash and cash equivalents	15,156	45,537	6,445
Restricted cash	42,518	22,877	3,238
Accounts receivable, net	207,129	132,709	18,784
Short-term investments	-	364,311	51,565
Inventories, net	4,351	2,910	412
Prepayments and other current assets	216,850	157,947	22,356
Deferred tax assets-current	-	1,345	190
Amount due from related parties	828	23,929	3,387
Total current assets	486,832	751,565	106,377

Non-current assets:
Property and equipment, net	1,106	1,019	144
Intangible assets, net	1,560	1,034	146
Deferred assets & deferred tax assets	-	26,783	3,791
Right-of-use asset	3,219	1,480	210
Total non current assets	5,885	30,316	4,291

Total assets	492,717	781,881	110,668

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	13,749	29,873	4,228
Accounts payable	304,380	318,444	45,073
Accrued expenses and other liabilities	103,026	89,447	12,660
Income taxes payable	387	-	-
Deferred revenue	107,181	123,440	17,472
Amount due to related parties-current	143,958	97,198	13,758
Operating lease liabilities-current	3,080	2,877	407
Total current liabilities	675,761	661,279	93,598

Non-current liabilities:
Non-current portion of capital lease obligations	-	17,937	2,539
Amount due to related parties-non-current	33,453	33,453	4,735
Total non-current liabilities	33,453	51,390	7,274

Total liabilities	709,214	712,669	100,872

Shareholders’ equity/(deficit)			-
Ordinary shares/paid-in capital	98	110	16
Preference shares	-	1	0.1
Additional paid-in capital	537,618	921,830	130,477
Accumulated other comprehensive gain/(loss)	(316)	6,105	864
Accumulated deficit	(753,897)	(858,834)	(121,560)
Total shareholders' equity/(deficit)	(216,497)	69,212	9,796

Total liabilities and shareholders' equity/(deficit)	492,717	781,881	110,668

Income Statement

	Six Months ended Jun 30
	2019	2020
	(RMB’000)	(RMB’000) unaudited	(USD’000)
Total net revenues	5,120,503	4,438,196	628,186
Cost of revenues	(5,086,869)	(4,433,591)	(627,534)

Gross profit	33,634	4,605	652

Operating expenses:
Sales and marketing expenses	(52,644)	(47,968)	(6,789)
General and administrative expenses	(63,313)	(36,376)	(5,149)
Research and development expenses	(19,684)	(21,536)	(3,048)
Total operating expenses	(135,641)	(105,880)	(14,986)

Operating profit/(loss)	(102,007)	(101,275)	(14,335)

Interest expenses, net	(2,448)	(4,801)	(680)
Foreign exchange gain/(loss)	39	(1,640)	(232)
Other income, net	746	3,770	534
Income before income tax	(103,670)	(103,946)	(14,713)

Income tax expenses	-	(990)	(140)

Net loss	(103,670)	(104,936)	(14,853)

Net loss attributable to Molecular Data Inc.	(103,670)	(104,936)	(14,853)